For period ending   May 31, 2016  Exhibit 77C

File number 811-6475

Strategic Global Income Fund, Inc.

Submission of Matters to a Vote of Security Holders:

An annual meeting of shareholders of the registrant was held on March 28, 2016. At the meeting, the shareholders voted on (1) the election of board members and (2) a proposal that the registrant be liquidated and dissolved pursuant to a Plan of Liquidation and Dissolution ("Plan of Liquidation").
Election of directors -

Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding the election of directors since there were no solicitations in opposition to the registrant?s nominees and all of the nominees were elected.

Plan of Liquidation -
The shares were voted as indicated below:
?

Shares voted for:
Shares voted  against:
Shares abstain:
To vote upon the proposal that the registrant be liquidated and dissolved pursuant to the Plan of Liquidation
10,298,644.892
344,408.879
214,166.776

The registrant was informed of the following amount of broker non-votes:  5,040,649.000 shares.  (Broker non-votes are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority).

Strategic Global Income Fund